RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City,
Navi Mumbai - 400 710.

Tel.: +91 22 3037 3333
www.rcom.co.in

Exemption File No. 82 – 35005

22nd April, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finan[redacted]
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 21st April, 2009 intimating about the Board Meeting to consider and approve unaudited financial result for the quarter and year ended 31st March, 2009.

Copy of the aforesaid letter is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Encl: As Above

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Tel.: +91 22 3037 6622
www.reliancecommunications.co.in

April 21, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Unaudited financial Results for the quarter and year ended 31st March, 2009.**

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchanges, we wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Thursday, the 30th April, 2009, inter alia, to consider and approve the Unaudited Financial Results of the Company for the quarter and year ended 31st March, 2009.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City,
Navi Mumbai - 400 710.

Tel. : +91 22 3037 3333
www.rcom.co.in

Exemption File No. 82 – 35005

27th April, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 27th April, 2009 accompanied with Scheme of Arrangement between the Company and the Reliance Infratel Limited, Subsidiary company.

Copy of the aforesaid letter is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Encl: As Above

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

April 27, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort, Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Sub : Court Convening Meeting Notice of the Company

Dear Sir,

We enclose herewith 6 copies of the notice of the Court Convening Meeting of the equity shareholders of the Company for approving the Scheme of Arrangement for transfer of Optic Fiber Division of the Company with Reliance Infratel Limited, scheduled to be held on Tuesday, 26th May, 2009 at 11.a.m at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai – 400 050 for your records.

Thanking you,

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: as above

RELIANCE COMMUNICATIONS LIMITED

Registered Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

COURT CONVENED MEETING OF THE EQUITY SHAREHOLDERS OF RELIANCE COMMUNICATIONS LIMITED

Day : Tuesday

Date : 26th May, 2009

Time : 11.00 a.m.

Venue : Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai - 400 050.

CONTENTS **PAGE NO.**

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 438 OF 2009

In the matter of the Companies Act, 1956 (1 of 1956);

AND

In the matter of Sections 391 to 394 of the Companies Act, 1956;

AND

In the matter of Scheme of Arrangement between Reliance Communications Limited ("RCom" or "Demerged Company") and Reliance Infratel Limited ("RITL" or "Resulting Company") and their respective Shareholders and Creditors

RELIANCE COMMUNICATIONS LIMITED, a company incorporated under the provisions of the Companies Act, 1956 and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710. } ....Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF RELIANCE COMMUNICATIONS LIMITED, THE APPLICANT COMPANY

To,

The equity shareholders of **Reliance Communications Limited** ("the Applicant Company")

TAKE NOTICE that by an Order made on the 23rd day of April, 2009, in the above Company Application, the Hon'ble High Court of Judicature at Bombay has directed that a meeting of the equity shareholders of the Applicant Company be convened and held at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai – 400 050, on Tuesday, 26th day of May 2009 at 11.00 a.m., for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Arrangement between Reliance Communications Limited ("the Demerged Company" or "RCom") and Reliance Infratel Limited ("the Resulting Company" or "RITL") and their respective shareholders and creditors.

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the equity shareholders of the Applicant Company will be convened and held at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai - 400 050, on Tuesday, 26th day of May 2009 at 11.00 a.m., at which place, day, date and time you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, not later than 48 hours before the said meeting.

The Hon'ble Court has appointed Justice M. H. Kania (Retired Chief Justice of India), failing him, Mr. S. P. Talwar, Director of the Applicant Company, and failing him, Mr. A. K. Purwar, Director of the Applicant Company to be the Chairman of the said meeting.

A copy of the Scheme, the statement under Section 393 of the Companies Act, 1956, the Attendance Slip and Form of Proxy are enclosed herewith.

Sd/-
M.H. Kania
(Former Chief Justice of India)
Chairman appointed for the meeting

Dated: 23rd day of April, 2009

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Notes:

1. All alterations made in the Form of Proxy should be initialled.
2. Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy or by Authorised representative under section 187 of the Companies Act, 1956) at the shareholders' meeting.

Enclosure: As above

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 438 OF 2009

In the matter of the Companies Act, 1956 (1 of 1956);

AND

In the matter of Sections 391 to 394 of the Companies Act, 1956;

AND

In the matter of Scheme of Arrangement between Reliance Communications Limited ("RCom" or "Demerged Company") and Reliance Infratel Limited ("RITL" or "Resulting Company") and their respective Shareholders and Creditors

RELIANCE COMMUNICATIONS LIMITED, a company incorporated under the provisions of the Companies Act, 1956 and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710. ....Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956.

1. Pursuant to the Order dated the 23rd day of April, 2009 passed by the Hon'ble High Court of Judicature at Bombay, in the Company Application referred to hereinabove, a meeting of the equity shareholders of the Applicant Company is convened at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai - 400 050, on Tuesday, 26th day of May 2009 at 11.00 a.m. for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the proposed Scheme of Arrangement between Reliance Communications Limited ("the Demerged Company" or "RCom") and Reliance Infratel Limited ("the Resulting Company" or "RITL") and their respective shareholders and creditors ("the Scheme").

2. In this statement Reliance Communications Limited, hereinafter referred to as "RCom" or "the Demerged Company" or "the Applicant Company" and Reliance Infratel Limited is hereinafter referred to as "RITL" or "the Resulting Company". The other definitions contained in the scheme shall apply to this Explanatory Statement also.

3. The proposed scheme envisages transfer of Optic Fiber Undertaking of RCom into RITL pursuant to Sections 391 to 394 and other applicable provision of the Companies Act, 1956.

4. A copy of the scheme setting out the terms and conditions of the arrangement, which has been approved by the Board of Directors of the Applicant Company on 31st day of January, 2009 is forming part of this Explanatory Statement.

5. Background of the Companies

5.1 Reliance Communications Limited

a. Reliance Communications Limited was incorporated on the 15th day of July, 2004 under the Companies Act, 1956 under the name "Reliance Infrastructure Developers Private Limited". With effect from 25th day of July, 2005, the Company was converted into a public limited company and the word "Private" was deleted from the name of the Company. Subsequently the name of Reliance Infrastructure Developers Limited was changed to "Reliance Communication Ventures Limited" with effect from 3rd day of August 2005 and further the name was changed to its present name i.e. "Reliance Communications Limited" with effect from 7th day of June, 2006.

b. The Registered Office of the Applicant Company is situated at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai- 400 710.

c. The main objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are as follows :

   1. To carry on and undertake the business of finance, investment, loan and guarantee company and to invest in acquire, subscribe, purchase, hold, sell, divest or otherwise deal in securities, shares, stocks, equity linked securities, debentures, debenture stock, bonds, commercial papers, acknowledgements, deposits, notes, obligations, futures, calls, derivatives, currencies and securities of any kind whatsoever, whether issued or guaranteed by any person, company, firm, body, trust, entity, government, state, dominion sovereign, ruler, commissioner, public body or authority, supreme, municipal, local or otherwise, whether in India or abroad. The Company will not carry on any activity as per Section 45 1A of RBI Act, 1934.

   2. To carry on and undertake the business of financial services like financial restructuring / reorganization, investment counseling, portfolio management and all activities and facilities of every description including all those capable of being provided by bankers, stockbrokers, merchant-bankers, investment bankers, portfolio managers, trustees, agents, advisors, consultants, providing other financial or related services and to carry on the activities of hire-purchase, leasing and to finance lease operations of all kinds, purchasing, selling, hiring or letting on hire all kinds of plant and machinery and equipment and to assist in financing of all and every kind and description of hire- purchase or deferred payment or similar transactions and to subsidise, finance or assist in subsidising or financing the sale and maintenance of any goods, articles or commodities of all and every kind and description upon any terms whatsoever and to purchase or otherwise deal in all forms of movable property including plant and machinery, equipments, ships, aircrafts, automobiles, computers, and all consumer, commercial, medical and industrial items with or without security and to lease or otherwise deal with them including resale thereof, regardless of whether the property purchased and leased is new and/or used and from India or abroad.

   3. To carry on and undertake the business of acting as agent of any person, public or private sector enterprises, financial institutions, banks, central government and state governments and to do financial research, design and preparation of feasibility study reports, project reports and appraisal report in India and abroad.

   4. To carry on, manage, supervise and control the business of Telecommunication, Infrastructure, Telecommunication system, Telecommunication network, and Telecommunication services of all kinds including and not limited to setting up telephone exchange, coaxial stations, Telecommunication lines and cables of every form and description, transmission, emission, reception through various forms, maintaining and operating all types of Telecommunication service and providing data programmes and data bases for Telecommunication.

d. The Applicant Company is presently engaged in the business of providing telecommunication services.

e. The Authorised, issued, subscribed and paid-up share capital of the Applicant Company as on March 31, 2008 is as under:

Particulars	Rs. in Crore
Authorised Share Capital	
300,00,00,000 Equity Shares of Rs 5 each	1500.00
Total	**1500.00**
Issued, Subscribed & Paid Up Share Capital	
2,06,40,26,881 Equity Shares of Rs 5 each, fully paid up	1032.01
Total	**1032.01**

The capital structure of the Applicant Company post the above Balance Sheet Date has not under gone any change.

f. The equity shares of the Applicant Company are listed on Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

5.2 Reliance Infratel Limited

a. Reliance Infratel Limited ("RITL" or "Resulting Company") was incorporated on the 16th day of April, 2001 in the name and style of "Reliance Communications Rajasthan Private Limited". The status of the Company was changed to Public Limited and consequently the word private was deleted from its name vide certificate of change of name issued by Asst. Registrar of Companies, Mumbai on 18th June, 2004. With effect from 11th day of October, 2006 the name of the Company was changed to "Reliance Telecom Infrastructure Limited" and with effect from 4th day of January, 2008 changed to present name "Reliance Infratel Limited" under the provisions of the Companies Act, 1956.

b. The Registered Office of RITL is situated at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai – 400 710.

c. The main objects for which RITL has been established are set out in its Memorandum of Association. The main objects are as follows:

1. To plan, establish, develop, provide, operate, manage, maintain, deal, supply, take on lease, give on lease, hire or let on hire and to carry on the business of running (whether under licence or otherwise) telecommunication infrastructure, telecommunication systems, telecommunication networks and telecommunication services, of all kinds, within India as well as outside India, including but not limited to telephony, telex, wireless, data communication, telematic and other like forms of communication, transmission, emission or reception through the agency of electricity or electromagnetism, or light, or otherwise, of signs, signals, writing, images, sounds or intelligence of any nature by wire, radio, optical or other electromagnetic systems whether or not such signs, signals, writing, images, sound or intelligence have been subjected to rearrangement, computation or other processes by any means in the course of their transmission, emission or reception and of all kinds and to carry on all or any of the businessses of building, developing, maintaining, supplying, operating, managing and dealing in services, facilities and infrastructure for communications of all kinds, within India as well as outside India, such as telephony, data transmission, information technology and video services and facilities which incorporate, use, or are used in conjunction with in connection with or ancillary to telecommunication systems or telecommunication apparatus and equipment and to plan, establish, develop, provide, operate, buy, sell, deal in, take on lease, give on lease, hire, let on hire, franchise and maintain all types of telecommunication services including, telephone exchanges, telegraph offices, coaxial stations, microwave stations, landing stations, repeater stations, telecommunications lines, cables, submarine cables, subsea cables, dark fibre, right of way, duct space, towers, bandwidth, or any other equipment, plant, machinery connected with design, development, construction, maintenance and operation of telecommunications services and conveniences, within India as well as outside India, which may seem calculated directly or indirectly to advance the interests of the Company and to subsidise, contribute to or otherwise assist or take part in doing any of these things, and/or to join or partner with any other person and/or company and/or acquire any other company or body corporate or collaborate with any organisation or company or with any Governmental authority in doing any of these things.

2. To design, develop, install, provide, supply, deal, franchise, take on lease, give on lease, hire, let on hire, maintain and operate basic long distance services, cellular and value added telecommunications services, including but not limited to, providing broadband services, Wireless Applications Protocol (WAP)services, ISP services, internet based services, intelligent networks (IN) services, ISDN services, paging services and other value added services, global mobile telecommunications, electronic mail services, e-commerce transactions, globally managed data networks, internet data centres (IDCs), call centers, webstores, data telecom networks, virtual private networks (VPNs), video conferencing, international gateway networks, satellite networks, in India as well as outside India, to meet the demands of the customers, or otherwise as being appropriate from time to time either by way of formation of subsidiaries or Joint Venture Partnerships with Indian or Foreign Partners or otherwise and to establish, maintain, develop, conduct, procure, buy, sell, import, export, trade, or otherwise deal in, or to act as service providers of every kind in the fields of engineering, technology, technical know how, chemical, mechanical, electrical, electronics, civil, industrial, commercial, statistical, financial, accountancy, medical, legal, educational, production, marketing, distribution, materials, personnel, planning, computers, software and software solutions of all kinds, system integration, data processing, multi-media services, direct to home services, entertainment media, cable television services, interactive television services, content for various uses, electronic media, Cellular Mobile Telephone Services (CMTS), National

Long Distance Operator Services (NLDO), Fixed Telephone Services (FTS) , Cable Service Provider, Basic Telephone Services (BTS) with or without the use of Wireless Local Loop (WLL) Technology, VSAT Services, Internet Service Provision (ISP), Global Mobile Personal Communications by Satellite (GMPCS),. wireline and wireless systems and other value added services including Paging Services, Radio Paging Service Providers, Public Mobile Radio Trunking Service Provider, DTM, communication methods, telecommunication, basic and cellular telephone, voice mail, internet, electronic mail, data communication services, intranet, internet connectivity, internet telephoning, interconnect and intraface services, applications like tele-banking, tele-medicine, tele-education, tele-trading, e-commerce, e-governance, e-business and system design, kiosks, management information systems and other types of management including spectrum management, social or other value added services like providing end to end integrated solutions, netserv solutions, network connectivity solutions, cost effective solutions, other allied solutions for data transfer, administrative and effective communication.

3. To carry on the business, buy, sell, deal, take on lease, give on lease, hire, let on hire and otherwise participate in the launching of satellites as well as the provision of all associated services, for communications, Geographical Information Systems (GIS) services, Global Positioning Systems (GPS) services, Satellite Imaging, Remote Sensing for various applications and usage, other commercial use, or otherwise and to promote, seek investment, partner, participate in joint ventures and to invest in such ventures, within India as well as outside India and for similar such projects in the field of telecommunications and to carry on all or any of the businesses of running, operating, managing and supplying data processing and information systems, including videotext, viewdata and teletext systems and systems utilising, or utilising in, or for the capture, storage, retrieval, processing, conversion, transmission, receipt or presentation of messages and signals including but not limited to, data, sounds and visual images, with the aid of, in conjunction with, or in anyway whatsoever utilising computers or similar equipment and computer programs and databases and to carry on the businesses of operating, managing, supplying and dealing in services and facilities of all kinds which incorporate, use or are used in conjunction with, in connection with, or ancillary to, systems of such descriptions as aforesaid or any of the apparatus and equipment comprised therein and to set up, operate manage, deal, in run the business of professional television /cable TV / audio / video / cine studios for production of entertainment shows, sponsored programmes, advertising films, educational films, feature films including transfer of films to video cassettes and to produce TV programmes, TV news coverage, educational programmes, sports coverage and computer software for programmes connected therewith and to import and export programmes for TV networks and other films for exhibition and to pay or earn royalties from TV/film/music shows.

d. RITL is engaged in the business of providing telecom infrastructure services.

e. The authorised, issued, subscribed and paid-up share capital of RITL as on March 31, 2008 is as under:

Particulars	Rs. in Crore
Authorised Share Capital	
300,00,00,000 Equity Shares of Rs 5 each	1500.00
Total	**1500.00**
Issued, Subscribed & Paid Up Share Capital	
79,80,40,534 Equity Shares of Rs 5 each	399.02
Total	**399.02**

The capital structure of RITL post the above Balance Sheet Date has not under gone any change.

6. Rationale of the Scheme of Arrangement

The rationale for the proposed Scheme of Arrangement is as under:

1. RCom and RITL are part of Reliance – Anil Dhirubhai Ambani Group ("the Group").

2. RCom is a fully integrated telecom company offering services, interalia, covering the entire value chain of information and communication comprising of infrastructure, services for enterprises and consumer applications. It offers a complete range of integrated telecom services. These include mobile and fixed line telephony, broadband, national and international long distance services, data services and a wide range of value added services and applications aimed at enhancing the productivity of enterprises and individuals.

3. RITL is a subsidiary of RCom. It is engaged in the business of providing telecom infrastructure services.

4. Optic Fibers form an integral part of telecommunication infrastructure. They can be potentially used for transmission of data packets and voice signals. The Group's telecommunication passive infrastructure has already been consolidated under RITL. Since the Optic Fiber Undertaking would also compliment the existing passive infrastructure vested with RITL, the Optic Fiber Undertaking is sought to be transferred to RITL.

5. The management of RCom and RITL believe that the Scheme of Arrangement would benefit the respective companies and the stake holders of respective companies on account of the following reasons:

   (a) Reduced set-up and operating costs resulting in cost efficiency coupled with a greater financial flexibility;

   (b) Segregation of the business of providing telecommunication services and the business of providing Infrastructure on a consolidated basis, thereby enabling each of the companies to concentrate on its core business activities;

   (c) Promote high valued standalone business by conversion of cost-centric assets to revenue-centric ones by sharing of the Infrastructure of the Resulting Company with other wireless service providers operating in the same field.

7. **Salient features of the Scheme of Arrangement**

a. "Appointed Date" means the 1st day of April, 2008 or such other date as may be approved by the High Court of Judicature at Bombay.

b. With effect from the Appointed Date, the whole of the undertaking and properties of the Optic Fiber Undertaking, shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in the Resulting Company so as to vest in the Resulting Company all rights, title and interest pertaining to the Optic Fiber Undertaking free from any charges and encumbrances, subject to the non exclusive right of Demerged Company to use the Optic Fiber.

c. Upon the coming into effect of this Scheme, all employees of the Demerged Company engaged in or in relation to the Optic Fiber Undertaking of the Demerged Company and who are in such employment as on the Effective Date shall become the employees of the Resulting Company and, subject to the provisions of this Scheme, on terms and conditions not less favorable than those on which they are engaged by the Demerged Company and without any interruption of or break in service as a result of the transfer of the Optic Fiber Undertaking.

d. The Scheme would become effective on filing the Order of the High Court of Judicature at Bombay with the Registrar of Companies, Maharashtra, Mumbai.

The features set out above being only the salient features of the Scheme of Arrangement; the members are requested to read the entire text of the Scheme of Arrangement annexed hereto to get fully acquainted with the provisions thereof.

8. The rights and interests of the members and the creditors of the Applicant Company and RITL will not be prejudicially affected by the Scheme.

9. The Scheme was approved by the Board of Directors of the Applicant Company on 31st January, 2009.

10. The consideration for the proposed transfer of Optic Fiber Undertaking is as under:

Value of Optic Fiber Undertaking (as per valuation report of M/s R.B. Shah & Associates)	Rs.7,206.35 Crore
Less: Liabilities attributable to Optic Fiber Undertaking	Rs. 487.48 Crore
Net Consideration (as per Certificate of M/s Chaturvedi & Shah, Chartered Accountants)	Rs. 6,718.87 Crore

The above net consideration shall be payable by the Resulting Company to the Demerged Company.

11. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Companies Act, 1956.

12. On the scheme being approved by the equity shareholders as per the requirements of Section 391 of the Act, the Applicant Company and RITL will seek the sanction of the Hon'ble High Court of Judicature at Bombay.

13. The Financial position of the Applicant Company will not be adversely affected by the Scheme. The financial position of Applicant Company will continue to remain strong and it will be able to meet and pay its debts as and when they arise in the normal course of business.

14. The Applicant Company has obtained the approval to the Scheme, in terms of Clause 24(f) of the Listing Agreement, of Bombay Stock Exchange Limited and National Stock Exchange of India Limited vide their letter dated 13th April, 2009 and 15th April, 2009 respectively.

15. The Scheme provides that in the event of the Scheme not being sanctioned by the Hon'ble High Court or any of the said sanctions and approvals not being obtained as provided in the Scheme, the Scheme shall stand revoked, cancelled and be of no effect, save and except in respect of any act or deed done prior thereto as is contemplated hereunder or as to any rights and/ or liabilities which might have arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out as is specifically provided in the Scheme or as may otherwise arise in law. Each party shall bear and pay its respective costs, charges and expenses for and / or in connection with the Scheme.

16. The Directors of the Applicant Company and RITL, may be deemed to be concerned and / or interested in the Scheme only to the extent of their shareholding in the companies, or to the extent the said directors are common directors in the companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and / or beneficiary of trust that hold shares in any of the companies.

17. The details of shareholding of Directors and Manager of the Applicant Company in the Applicant Company and RITL as on 31st March, 2009, is as under:

Sr. No.	Name	Desig-nation	No. of shares held in Applicant Company	No. of shares held in RITL
1.	Shri Anil D. Ambani	Director	18,59,171	20*
2.	Prof.J.Ramachandran	Director	698	Nil
3.	Shri S.P. Talwar	Director	Nil	Nil
4.	Shri Deepak Shourie	Director	Nil	Nil
5.	Shri A.K. Purwar	Director	Nil	Nil
6.	Shri Hasit Shukla	Manager	Nil	2**

* Jointly with RCom and Reliance Communications Infrastructure Limited(RCIL)

** Jointly with RCIL

18. The details of shareholding of Directors of RITL in the Applicant Company, and RITL as on 31st March, 2009, is as under:

Sr. No.	Name	Desig-nation	No. of shares held in Applicant Company	No. of shares held in RITL
1.	Shri Anil D. Ambani	Director	18,59,171	20*
2.	Shri S.P. Talwar	Director	Nil	Nil
3.	Shri Pravin Ghatalia	Director	Nil	Nil
4.	Shri E.B. Desai	Director	2168	Nil
5.	Shri V.K.Aggarwal	Whole time Director	Nil	Nil

*Jointly with RCom and RCIL

19. The Shareholding pattern of the Applicant Company as on 30th January, 2009 was as follows:

Particulars	Pre Scheme	
	No of Equity Shares of Rs.5/- each	As a % of (A+B+C)
(A) Shareholding of Promoter and Promoter Group		
Individuals/Hindu Undivided Family	98,45,089	0.47
Bodies Corporate	1,35,49,65,971	65.65
Total shareholding of Promoter and Promoter Group (A)	**1,36,48,11,060**	**66.12**
(B) Public Shareholding		
(1) Institutions		
Mutual Funds / UTI	4,91,57,108	2.38
Financial Institutions / Banks	33,74,277	0.16
Central Government/State Governments	10,64,975	0.05
Insurance Companies	13,84,56,235	6.72
Foreign Institutional Investors	14,84,36,264	7.19
Sub Total	**34,04,88,859**	**16.50**
(2) Non-Institutions		
Bodies Corporate	8,02,85,195	3.89
Individuals		
Individual shareholders holding nominal share capital up to Rs. 1 lakh	20,21,69,167	9.79
Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	1,60,27,437	0.78
Any Others (Specify)		
Non Residents Indians / Overseas Corporate Bodies	1,35,43,409	0.66
Sub Total	**31,20,25,208**	**15.12**
Total Public shareholding (B)	**65,25,14,067**	**31.62**
Total (A)+(B)	**2,01,73,25,127**	**97.74**
(C) Shares held by Custodians and against which Depository Receipts have been issued	**4,67,01,754**	**2.26**
Total (A)+(B)+(C)	**2,06,40,26,881**	**100.00**

There would be no change in the shareholding pattern and capital structure of the Applicant Company pursuant to the Scheme as there is no issue of share capital by the Applicant Company.

20. The Pre Scheme shareholding pattern of RITL as on 30th January, 2009 was as under:

Sr. No	Particulars	No of Equity Shares of Rs.5/- each	% of total holdings
1.	**Promoters**		
a.	Indian Bodies Corporate (Reliance Communications Infrastructure Limited) and Individuals jointly held with promoter companies	63,61,18,800	79.71
b.	Promoter Group – Foreign		
	Reliance Telecom Infrastructure (Cyprus) Holdings Limited, Cyprus	3,82,14,453	4.79
	Reliance Globalcom B.V., Netherlands	7,98,04,053	10.00
2.	**Others** Foreign Companies	3,99,02,028	5.00
3.	RCIL Employee Welfare Trust	40,01,200	0.50
	Total	**79,80,40,534**	**100.00**

There would be no change in the shareholding pattern and capital structure of RITL pursuant to the Scheme as there is no issue of share capital by RITL.

21. Inspection of the following documents may be had at the Registered Office of the Applicant Company up to one day prior to the date of the meeting between 11 a.m. and 4 p.m. on all working days (except Saturdays):

- Certified copy of the Order dated 23rd day of April, 2009 of the Hon'ble High Court of Judicature at Bombay, passed in Company Application No. 438 of 2009, directing the convening of the meeting of the equity shareholders of the Applicant Company;
- Scheme of Arrangement;
- Memorandum and Articles of Association of the Applicant Company and RITL;
- Audited Statement of Accounts of the Applicant Company for the 3 periods ended on 31st March, 2008 (Year Ended), 31st March, 2007 (Fifteen Months ended), 31st December, 2005 (Nine Months ended).
- Audited statement of RITL for 3 years ended on 31st March, 2008, 31st March, 2007 and 31st March, 2006 respectively;
- Unaudited Financial Results of the Applicant Company and RITL as on 31st December, 2008.
- Valuation Report issued by M/s. R.B. Shah & Associates and certificate of M/s. Chaturvedi & Shah, Chartered Accountants.
- No objection certificate to the Scheme received from Bombay Stock Exchange Limited and National Stock Exchange of India Limited dated 13th April 2009 and 15th April 2009 respectively.

This statement may be treated as an Explanatory Statement under Section 393 of the Companies Act, 1956. A copy of the Scheme of Arrangement and Explanatory Statement may be obtained from the Registered Office of the Applicant Company and / or at the office of the Advocates for the Applicant Company, M/s. Rajesh Shah & Co, 16, Oriental Building, 30, Nagindas Master Road, Flora Fountain, Mumbai – 400 001.

Dated: 23rd day of April, 2009

Registered Office:
H Block, 1st Floor, Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Sd/-
M.H. Kania
(Former Chief Justice of India)
Chairman appointed for the meeting

SCHEME OF ARRANGEMENT

BETWEEN

RELIANCE COMMUNICATIONS LIMITED: DEMERGED COMPANY

AND

RELIANCE INFRATEL LIMITED: RESULTING COMPANY

AND

THEIR RESPECTIVE SHAREHOLDERS AND CREDITORS

PREAMBLE

(A) Purpose of the Scheme

1. This Scheme of Arrangement is presented under Sections 391 to 394 of the Companies Act, 1956 for transfer and vesting of the Optic Fiber Undertaking (as defined hereinafter) of Reliance Communications Limited ("the Demerged Company" or "RCom") into Reliance Infratel Limited ("the Resulting Company" or "RITL")

2. This Scheme also provides for various other matters consequential or otherwise integrally connected therewith.

(B) Rationale for the Scheme

1. RCom and RITL are part of Reliance – Anil Dhirubhai Ambani Group ("the Group").

2. RCom is a fully integrated telecom company offering services, interalia, covering the entire value chain of information and communication comprising of infrastructure, services for enterprises and consumer applications. It offers a complete range of integrated telecom services. These include mobile and fixed line telephony, broadband, national and international long distance services, data services and a wide range of value added services and applications aimed at enhancing the productivity of enterprises and individuals.

3. RITL is a subsidiary of RCom. It is engaged in the business of providing telecom infrastructure services.

4. Optic Fiber form an integral part of telecommunication infrastructure. They can be potentially used for transmission of data packets and voice signals. The Group's telecommunication passive infrastructure has already been consolidated under RITL. Since the Optic Fiber Undertaking would also compliment the existing passive infrastructure vested with RITL, the Optic Fiber Undertaking is sought to be transferred to RITL.

5. The management of RCOM and RITL believe that the Scheme of Arrangement would benefit the respective companies and other stake holders of respective companies on account of the following reasons:

(a) Reduced set-up and operating costs resulting in cost efficiency coupled with a greater financial flexibility;

(b) Segregation of the business of providing telecommunication services and the business of providing Infrastructure on a consolidated basis, thereby enabling each of the companies to concentrate on its core business activities;

(c) Promote high valued standalone business by conversion of cost-centric assets to revenue-centric ones by sharing of the Infrastructure of the Resulting Company with other wireless service providers operating in the same field.

(C) Parts of the Scheme

The Scheme is divided into the following parts:

(a) **PART 1** deals with the Definitions and Share Capital;

(b) **PART 2** deals with the demerger of Optic Fiber Undertaking of RCom into RITL;

(c) **PART 3** deals with Other Terms and Conditions.

PART 1

DEFINITIONS AND SHARE CAPITAL

1.1. DEFINITIONS

In this Scheme of Arrangement (as defined hereunder), unless inconsistent with the subject or context, the following expressions shall have the following meaning:

1.1.1. **"Act" or "the Act"** means the Companies Act, 1956, or any statutory modification or re-enactment thereof for the time being in force;

1.1.2. **"Appointed Date"** means April 1, 2008 or such other date as may be decided by the High Court;

1.1.3. **"Board"** means the Board of Directors or any committee thereof of the Demerged Company or the Resulting Company as the context may require;

1.1.4. **"Court" or "High Court"** means the High Court of Judicature at Bombay and shall include the National Company Law Tribunal, if applicable;

1.1.5. **"Effective Date"** means the date on which the certified copy of the Order of the High Court of Judicature at Bombay sanctioning the Scheme of Arrangement is filed with the Registrar of Companies, Maharashtra, Mumbai;

1.1.6. "**Optic Fiber Undertaking**" means the entire business of the Demerged Company relating to Optic Fiber along with all related assets, liabilities, employees including specifically the following:

1.1.6.1. all assets wherever situated, whether movable or immovable, leasehold or freehold, tangible or intangible, including all capital work in progress, plant & machinery, equipment, trademarks, trade names, brands, investments and other IP rights, vehicles, furniture, fixtures, office equipment, computer installations, electrical appliances, accessories pertaining to the Optic Fiber Undertaking;

1.1.6.2. all liabilities present and future (including contingent liabilities pertaining to or relatable to the Optic Fiber Undertaking), as may be determined by the Board of the Demerged Company ;

1.1.6.3. all rights and licenses, all assignments and grants thereof, all permits, registrations, rights (including rights under any agreement, contracts, applications, letters of intent etc), approvals, regulatory approvals, entitlements, goodwill, cash

balances, bank balances, bank accounts, receivables, loans and advances, privileges, all other claims, rights and benefits, powers and facilities of every kind, nature and description whatsoever, inventory, rights to use and avail of telephones, telexes, facsimile connections and installations, utilities, electricity, water and other services, provisions, funds, benefits of all agreements, contracts and arrangements and all other interests in connection with or relating to the Optic Fiber Undertaking;

1.1.6.4. all employees of the Demerged Company substantially engaged in the Optic Fiber Undertaking as determined by the Board of the Demerged Company;

1.1.6.5. all deposits and balances with Government, Semi-Government, local and other authorities and bodies, customers and other persons, earnest moneys and/ or security deposits paid or received by the Demerged Company, directly or indirectly in connection with or in relation to the Optic Fiber Undertaking;

1.1.6.6. all books, records, files, papers, directly or indirectly relating to the Optic Fiber Undertaking; but shall not include any portion of the Remaining Business of the Demerged Company and

1.1.6.7. Any other asset / liability which is deemed to be pertaining to the Optic Fiber Undertaking by the Board of the Demerged Company.

Explanation: In case of any doubt regarding whether any particular asset or liability forms part of the Optic Fiber Undertaking or otherwise, the same shall be resolved mutually by the Board of the Demerged Company and Resulting Company;

1.1.7. **"Free Reserves"** means uncommitted reserves, not being capital reserves, available without limitation for all purposes including declaration of dividends and bonus shares;

1.1.8. **"RCom" or "the Demerged Company"** means Reliance Communications Limited, a company incorporated under the Companies Act, 1956, and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.1.9. **"RITL" or "Resulting Company"** means Reliance Infratel Limited, a company incorporated under the Companies Act, 1956, and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.1.10. **"Remaining Business of the Demerged Company"** means all the undertakings, businesses, activities and operations of the Demerged Company other than the Optic Fiber Undertaking;

1.1.11. **"Scheme"** or **"the Scheme"** or **"this Scheme"** means this Scheme of Arrangement in its present form as submitted to the Hon'ble High Court of Judicature at Bombay or this Scheme with such modification(s), if any made, as per Clause 3.2 of the Scheme;

All terms and words not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contract Regulation Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations, bye-laws, as the case may be or any statutory modification or re-enactment thereof from time to time.

1.2. SHARE CAPITAL

1.2.1. The authorised, issued, subscribed and paid-up share capital of the Demerged Company as on March 31, 2008 is as under:

	Rs. in Crore
Authorised Capital	
300,00,00,000 Equity Shares of Rs 5 each	1500.00
Total	**1500.00**
Issued Subscribed & Paid Up Capital	
2,06,40,26,881 Equity Shares of Rs 5 each, fully paid up	1032.01
Total	**1032.01**

The capital structure of the Demerged Company post the above Balance Sheet Date has not under gone any change.

The shares of the Demerged Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The Global Depository Receipts of the Demerged Company are listed on the Luxembourg Stock Exchange.

1.2.2. The authorised, issued, subscribed and paid-up share capital of the Resulting Company as on March 31, 2008 is as under:

	Rs. in Crore
Authorised Capital	
300,00,00,000 Equity Shares of Rs 5 each	1500.00
Total	**1500.00**
Issued Subscribed & Paid Up Capital	
79,80,40,534 Equity Shares of Rs 5 each	399.02
Total	**399.02**

The capital structure of the Resulting Company post the above Balance Sheet Date has not under gone any change.

1.3. DATE OF TAKING EFFECT AND OPERATIVE DATE

The Scheme, set out herein in its present form or with any modifications(s) in accordance with Clause 3.2 of the Scheme shall be effective from the Appointed Date.

PART 2

DEMERGER OF OPTIC FIBER UNDERTAKING OF RCom INTO RITL

2.1. TRANSFER AND VESTING OF OPTIC FIBER UNDERTAKING OF THE DEMERGED COMPANY INTO RESULTING COMPANY

2.1.1. The Optic Fiber Undertaking of the Demerged Company shall stand transferred to and vested in or deemed to be transferred to and vested in the Resulting Company, as a going concern and in the following manner:

(a) With effect from the Appointed Date, the whole of the undertaking and properties of the Optic Fiber Undertaking, shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in the Resulting Company so as to vest in the Resulting Company all rights, title and interest pertaining to the Optic Fiber Undertaking free from any charges and encumbrances, subject to the non exclusive right of Demerged Company to use the Optic Fiber.

(b) At the option of the Demerged Company, the movable assets pertaining to the Optic Fiber Undertaking and the assets which are capable of transfer by physical delivery or endorsement or novation or endorsement and delivery, including cash on hand, shall be so transferred to the Resulting Company and be physically handed over or be deemed to have been physically handed over by physical delivery or transferred by novation or endorsement and / or delivery, as the case may be, to the Resulting Company to the end and intent that the property and benefit therein passes to the Resulting Company.

(c) With effect from the Appointed Date, all debts, liabilities, contingent liabilities, duties and obligations of every kind, nature and description of the Demerged Company pertaining to Optic Fiber Undertaking shall also, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, and without any further act or deed, be transferred to or be deemed to be transferred to the Resulting Company, so as to become from the Appointed Date the debts, liabilities, contingent liabilities, duties and obligations of the Resulting Company and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, contingent liabilities, duties and obligations have arisen in order to give effect to the provisions of this sub-clause.

(d) With effect from the Appointed Date and upon the Scheme becoming effective, any statutory licenses, permissions or approvals or consents held by the Demerged Company required to carry on operations of Optic Fiber Undertaking shall stand vested in or transferred to the Resulting Company without any further act or deed, and shall be appropriately mutated by the statutory authorities concerned therewith in favour of the Resulting Company and the benefit of all statutory and regulatory permissions, environmental approvals and consents, registration or other licenses, and consents shall vest in and become available to the Resulting Company as if they were originally obtained by the Resulting Company. In so far as the various incentives, subsidies, rehabilitation schemes, special status and other benefits or privileges enjoyed, granted by any Government body, local authority or by any other person, or availed of by the Demerged Company relating to the Optic Fiber Undertaking, are concerned, the same shall vest with and be available to the Resulting Company on the same terms and conditions as applicable to the Demerged Company, as if the same had been allotted and/or granted and/or sanctioned and/or allowed to the Resulting Company.

2.2. CONSIDERATION

2.2.1. The consideration for the transfer and vesting of Optic Fiber Undertaking by the Demerged Company to Resulting Company shall be the fair value as may be determined by renowned valuers to be appointed mutually by the Demerged Company and Resulting Company. It is clarified that the valuers shall assign values to each asset and liability of Optic Fiber Undertaking which shall be aggregated to determine the consideration for the transfer.

2.2.2. Till such time, the consideration for transfer of Optic Fiber Undertaking is discharged by Resulting Company, the Demerged Company shall be entitled to interest on the outstanding amount of the consideration at a rate that may from time to time be mutually decided by the Board of the Demerged Company and Resulting Company on arm's length basis.

2.3. ACCOUNTING TREATMENT IN THE BOOKS OF THE DEMERGED COMPANY

2.3.1. Upon the Scheme becoming effective, the Demerged Company shall reduce in its books of account the assets & liabilities pertaining to Optic Fiber Undertaking at their respective book values.

2.3.2. The consideration receivable by the Demerged Company shall be recognised as receivable in the books of Demerged Company till the time the same is discharged by the Resulting Company.

2.3.3. The difference between the consideration and net book value of the Optic Fiber Undertaking, shall unless otherwise determined by the Board of the Demerged Company be credited to the General Reserve Account of the Demerged Company. The General Reserve Account so credited shall constitute Free Reserves available to the Demerged Company for all purposes as it may consider proper including in particular for declaration of dividends. Such General Reserve shall be a reserve which arises pursuant to this Scheme and shall not be and shall not for any purpose be considered to be a reserve created by the Demerged Company.

2.3.4. Losses on account of changes in exchange rates, relating to loans / liabilities denominated in foreign currencies taken / incurred which have been or are debited to profit and loss account of any year upto the year ending March 31, 2011 may as determined by the Board of Directors and to the extent the balances are available, be adjusted by a corresponding withdrawal from the General Reserves of the Demerged Company.

2.4. ACCOUNTING TREATMENT IN THE BOOKS OF RESULTING COMPANY

2.4.1. The consideration payable by the Resulting Company shall be recognised as payable in the books of Resulting Company till the time the same is discharged by it.

2.4.2. The aggregate of the consideration and the liabilities taken over as above being the cost to the Resulting Company of the assets of the Optic Fiber Undertaking will be apportioned amongst the assets of the Optic Fiber Undertaking based on their fair values.

2.4.3. Losses on account of changes in exchange rates, relating to loans / liabilities denominated in foreign currencies taken / incurred which have been or are debited to profit and loss account of any year upto the year ending March 31, 2011 may as determined by the Board of Directors and to the extent the balances are available, be adjusted by a corresponding withdrawal from the General Reserves of the Resulting Company.

2.5. CONDUCT OF BUSINESS UNTIL THE EFFECTIVE DATE

2.5.1. With effect from the date of filing the Scheme in the High Court and up to and including the Effective Date, except in the ordinary course of business, the Demerged Company shall not without the prior written consent of the Board of the Resulting Company or pursuant to any pre-existing obligation, sell, transfer or otherwise alienate, charge, mortgage or encumber or otherwise deal with or dispose of the Optic Fiber Undertaking or any part thereof.

2.5.2. The Demerged Company, in relation to the Optic Fiber Undertaking shall carry on and deemed to have carried on its business and activities and shall stand possessed of its entire business and undertakings, in trust for the Resulting Company and shall account for the same to the Resulting Company.

2.5.3. With effect from the Appointed date, all the income or profits accruing or arising to the Demerged Company, in relation to the Optic Fiber Undertaking and all costs, charges, expenses or losses incurred by the Demerged Company, in relation to the Optic Fiber Undertaking Business shall for all purposes be treated the income, profits, costs, charges, expenses and losses as the case may be of the Resulting Company.

2.5.4. The Demerged Company shall not utilise the profits or income pertaining to the Optic Fiber Undertaking for the purpose of declaring or paying any dividend or for any other purpose in respect of the period falling on and after the Appointed Date, without the prior written consent of the Resulting Company.

2.6. LEGAL PROCEEDINGS

2.6.1. All legal proceedings of whatsoever nature by or against the Demerged Company pending and/or arising before the Effective Date and relating to the Optic Fiber Undertaking, shall not abate or be discontinued or be in any way prejudicially affected by reason of the Scheme or by anything contained in this Scheme but shall be continued and enforced by or against the Resulting Company, as the case may be in the same manner and to the same extent as would or might have been continued and enforced by or against the Demerged Company. Any cost pertaining to the said proceedings between the Appointed Date and the Effective date incurred by the Demerged Company shall be reimbursed by the Resulting Company.

2.6.2. After the Effective Date, if any proceedings are taken against the Demerged Company in respect of the matters referred to in the sub-clause 2.6.1 above, they shall defend the same at the cost of the Resulting Company, and the Resulting Company shall reimburse and indemnify the Demerged Company against all liabilities and obligations incurred by the Demerged Company in respect thereof.

2.6.3. The Resulting Company undertakes to have all legal or other proceedings initiated by or against the Demerged Company referred to in Clauses 2.6.1 or 2.6.2 above transferred into its name and to have the same continued, prosecuted and enforced by or against the Resulting Company as the case may be, to the exclusion of the Demerged Company.

2.7. CONTRACTS, DEEDS, ETC.

2.7.1. Notwithstanding anything to the contrary contained in the contract, deed, bond, agreement or any other instrument, but subject to the other provisions of this Scheme, all contracts, deeds, bonds, agreements and other instruments, if any, of whatsoever nature and subsisting or having effect on the Effective Date and relating to the Optic Fiber Undertaking of the Demerged Company, shall continue in full force and effect against or in favour of the Resulting Company and may be enforced effectively by or against Resulting Company as fully and effectually as if, instead of the Demerged Company, the Resulting Company had been a party thereto.

2.7.2. The Resulting Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which the Demerged Company is a party or any writings as may be necessary to be executed in order to give formal effect to the above provisions. The Resulting Company shall, be deemed to be authorised to execute any such writings on behalf of the Demerged Company and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Demerged Company.

2.8. SAVING OF CONCLUDED TRANSACTIONS

2.8.1. The transfer of properties and liabilities above and the continuance of proceedings by or against Resulting Company above shall not affect any transaction or proceedings already concluded in the Demerged Company, in relation to the Optic Fiber Undertaking on or after the Appointed Date till the Effective Date, to the end and intent that the Resulting Company accepts and adopt all acts, deeds and things done and executed by the Demerged Company, in relation to the Optic Fiber Undertaking in respect thereto as done and executed on behalf of itself.

2.9. STAFF, WORKMEN & EMPLOYEES

2.9.1. Upon the coming into effect of this Scheme, all employees of the Demerged Company engaged in or in relation to the Optic Fiber Undertaking of the Demerged Company and who are in such employment as on the Effective Date shall become the employees of the Resulting Company and, subject to the provisions of this Scheme, on terms and conditions not less favorable than those on which they are engaged by the Demerged Company and without any interruption of or break in service as a result of the transfer of the Optic Fiber Undertaking.

2.9.2. In so far as the existing provident fund, gratuity fund and pension and/or superannuation fund, trusts, retirement fund or benefits and any other funds or benefits created by the Demerged Company for the employees related to the Optic Fiber Undertaking (collectively referred to as the "Funds"), the Funds and such of the investments made by the Funds which are referable to the employees related to the Optic Fiber Undertaking being transferred to Resulting Company, in terms of Clause 2.9.1 above shall be transferred to Resulting Company and shall be held for their benefit pursuant to this Scheme in the manner provided hereinafter. The Funds shall, subject to the necessary approvals and permissions and at the discretion of Resulting Company, either be continued as separate funds of Resulting Company for the benefit of the employees related to Optic Fiber Undertaking or be transferred to and merged with other similar funds of Resulting Company. In the event that the Resulting Company do not have their own funds in respect of any of the above, the Resulting Company may, subject to necessary approvals and permissions, continue to contribute to the relevant Funds

of the Demerged Company, until such time that the Resulting Company create their own fund, at which time the Funds and the investments and contributions pertaining to the employees related to Optic Fiber Undertaking shall be transferred to the funds created by the Resulting Company.

2.10. TAX CREDITS

2.10.1.The Resulting Company will be the successor of the Demerged Company vis-à-vis the Optic Fiber Undertaking. Hence, it will be deemed that the benefit of any tax credits, central or state availed vis-à-vis the Optic Fiber Undertaking and the obligations if any for payment of the tax on any assets forming part of Optic Fiber Undertaking or their installation, etc. shall be deemed to have been availed by the Resulting Company or as the case may be deemed to be the obligations of the Resulting Company. Consequently, and as the Scheme does not contemplate removal of any asset by the Resulting Company from the premises in which it is installed, no reversal of any central or state tax credits need to be made or is required to be made by the Demerged Company.

2.11. REMAINING BUSINESS OF THE DEMERGED COMPANY

2.11.1. It is clarified that, the Remaining Business of the Demerged Company shall continue with Demerged Company as follows:

2.11.1.1. The Remaining Business of the Demerged Company and all the assets, liabilities and obligations pertaining thereto shall continue to belong to and be vested in and be managed by the Demerged Company.

2.11.1.2.All legal and other proceedings by or against the Demerged Company under any statute, whether pending on the Appointed Date or which may be initiated in future, whether or not in respect of any matter arising before the Effective Date and relating to the Remaining Business of the Demerged Company (including those relating to any property, right, power, liability, obligation or duty, of the Demerged Company in respect of the Remaining Business of the Demerged Company) shall be continued and enforced by or against the Demerged Company.

2.11.2. With effect from the Appointed Date and including the Effective Date –

a. the Demerged Company shall be deemed to have been carrying on and to be carrying on all business and activities relating to the Remaining Business of the Demerged Company for and on its own behalf;

b. all profit accruing to the Demerged Company thereon or losses arising or incurred by it relating to the Remaining Business of the Demerged Company shall, for all purposes, be treated as the profit, or losses, as the case may be, of the Demerged Company.

PART 3

OTHER TERMS AND CONDITIONS

3.1 APPLICATION TO HIGH COURT

3.1.1 The Demerged Company and Resulting Company shall as may be required make applications and/or petitions under Sections 391 to 394 of the Act and other applicable provisions of the Act to the High Court of Judicature at Bombay for sanction of this Scheme and all matters ancillary or incidental thereto.

3.2 MODIFICATION OR AMENDMENTS TO THE SCHEME

3.2.1 The Demerged Company and Resulting Company, by their respective Board may assent to any modifications/ amendments to the Scheme or to any conditions or limitations that the Court and/or any other authority may deem fit to direct or impose or which may otherwise be considered necessary, desirable or appropriate by them (i.e. the Board). The Demerged Company and Resulting Company by their respective Board be and are hereby authorised to take all such steps as may be necessary, desirable or proper to resolve any doubts, difficulties or questions whether by reason of any directive or orders of any other authorities or otherwise howsoever arising out of or under or by virtue of the Scheme and/or any matter concerned or connected therewith.

3.3 CONDITIONALITY OF THE SCHEME

This Scheme is and shall be conditional upon and subject to:

3.3.1 The Scheme being approved by the requisite majorities in number and value of such classes of persons including the creditors of the Demerged Company and Resulting Company as may be directed by the Hon'ble High Court of Judicature at Bombay or any other competent authority, as may be applicable.

3.3.2 The Scheme being sanctioned by the High Court of Judicature at Bombay or any other authority under Sections 391 to 394 of the Act.

3.3.3 Certified copies of the Orders of the High Court of Judicature at Bombay sanctioning the Scheme being filed with the Registrar of Companies, Maharashtra, at Mumbai.

3.4 EFFECT OF NON-RECEIPT OF APPROVALS

3.4.1 In the event of any of the said sanctions and approvals referred to in the preceding clause not being obtained and/ or the Scheme not being sanctioned by the Bombay High Court or such other competent authority and / or the Order not being passed as aforesaid before March 31, 2010 or within such further period or periods as may be agreed upon between the Demerged Company and Resulting Company by their Boards of Directors (and which the Boards of Directors of the Companies are hereby empowered and authorised to agree to and extend the Scheme from time to time without any limitation), this Scheme shall stand revoked, cancelled and be of no effect, save and except in respect of any act or deed done prior thereto as is contemplated hereunder or as to any rights and/ or liabilities which might have arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out as is specifically provided in the Scheme or as may otherwise arise in law. Each party shall bear and pay its respective costs, charges and expenses for and or in connection with the Scheme.

3.5 STAMP DUTY

3.5.1 The Optic Fiber undertaking being moveable property, stamp duty shall be payable only in the State of Maharashtra on the Order of the Bombay High Court sanctioning this Scheme under Article 25(da) of the Bombay Stamp Act, 1958.

3.6 COSTS, CHARGES & EXPENSES

3.6.1 All costs, charges, taxes including duties, levies and all other expenses, if any (save as expressly otherwise agreed) arising out of, or incurred in carrying out and implementing this Scheme and matters incidental thereto, shall be borne by the Demerged Company.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 438 OF 2009

In the matter of the Companies Act, 1956 (1 of 1956);

AND

In the matter of Sections 391 to 394 of the Companies Act, 1956;

AND

In the matter of Scheme of Arrangement between Reliance Communications Limited ("RCom" or "Demerged Company") and Reliance Infratel Limited ("RITL" or "Resulting Company") and their respective Shareholders and Creditors

RELIANCE COMMUNICATIONS LIMITED, a company incorporated under the provisions of the Companies Act, 1956 and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710. } ....Applicant Company

FORM OF PROXY

I/We the undersigned, being the equity shareholder(s) of Reliance Communications Limited, the Applicant Company do hereby appoint ______________________________ of ____________and failing him / her ____________________ of ______________ as my / our proxy to act for me/ us at the meeting of the equity shareholders of the Applicant Company to be held at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai – 400 050, on Tuesday, 26th day of May 2009 at 11.00 a.m. for the purpose of considering and, if thought fit, approving, with or without modification, the arrangement embodied in the proposed Scheme of Arrangement between Reliance Communications Limited and Reliance Infratel Limited and their respective shareholders and creditors at such meeting, and at any adjournment or adjournments thereof, to vote, for me/us and in my/our name(s) ______________________________ (here, if for, insert 'for', if against, insert 'against', and in the latter case strike out the words "either with or without modifications" after the word "Arrangement") the said arrangement embodied in the Scheme of Arrangement either with or without modification(s) * as my/our proxy may approve.

** strike out what is not necessary*

Dated this ____day of ______2009

Affix Re 1/ revenue stamp

Signature across the stamp

Name: ____

Address: ____

____

(For Demat holding)

DP ID. ______________________ Client ID. ______________________

(For Physical holding)

Folio No. ______________________ No. of Shares held : ______________________

Signature of Shareholder(s) : Sole holder / First holder ______________________

Second holder ______________________

Third holder ______________________

Notes:

1. Proxy need not be a member.
2. Alterations, if any, made in the Form of Proxy should be initialled.
3. Proxy must be deposited at the Registered Office of the Applicant Company, not later than FORTY EIGHT hours before the time scheduled / fixed for the said meeting.
4. In case of multiple proxies, the proxy later in time shall be accepted.

THIS PAGE IS INTENTIONALLY LEFT BLANK

RELIANCE COMMUNICATIONS LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

ATTENDANCE SLIP

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.

Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP. ID*		Folio No.	
Client ID*		No. of Share(s) held	

NAME AND ADDRESS OF THE EQUITY SHAREHOLDER (in block letters):

____

____

____

NAME AND ADDRESS OF THE PROXY HOLDER

(in block letters, to be filled in by the proxy attending instead of the equity shareholder):

____

____

____

I hereby record my presence at the meeting, convened pursuant to the Order dated 23rd day of April, 2009 of the Hon'ble High Court of Judicature at Bombay of the equity shareholders of the Company at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai - 400 050 on Tuesday, 26th day of May 2009 at 11.00 a.m.

Signature of the equity shareholder or proxy : ____________________________

____

*Applicable for shareholders holding shares in dematerialised form.

Notes:

1. Shareholders are requested to bring the Attendance Slip with them when they come to the meeting and hand it over at the gate after fixing their signature on it.
2. Shareholders who come to attend the meeting are requested to bring with them copy of the Scheme of Arrangement.

Book Post
(Under Certificate of Posting)

If undelivered please return to:

Karvy Computershare Private Limited
(Unit Reliance Communications Limited)
Plot No.17-24, Vittal Rao Nagar,
Madhapur, Hyderabad – 500 081.

Colorama Printers,Hyd. Ph : 040-23730328